EXHIBIT 12


                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)

For the years ended December 31,                                        2003       2002       2001       2000       1999
=================================================================     ========   ========   ========   ========   ========
Income from continuing operations                                     $  1,595   $  1,163   $  1,179   $  1,557   $    461
Add:
   Minority interest (a)                                                    62         77        143        185         58
   Adjusted income from equity investments (b)                              69        308         89         31         73
                                                                      --------   --------   --------   --------   --------
                                                                         1,726      1,548      1,411      1,773        592
                                                                      --------   --------   --------   --------   --------

Add:
   Provision (credit) for taxes on income (other than
      foreign oil and gas taxes)                                           682        (41)       172        871        306
   Interest and debt expense (c)                                           335        309        411        540        515
   Portion of least rentals representative of the interest factor            8          6          7          6         31
                                                                      --------   --------   --------   --------   --------
                                                                         1,025        274        590      1,417        852
                                                                      --------   --------   --------   --------   --------

Earnings before fixed charges                                         $  2,751   $  1,822   $  2,001   $  3,190   $  1,444
                                                                      ========   ========   ========   ========   ========

Fixed charges:
   Interest and debt expense including capitalized interest (c)       $    341   $    321   $    417   $    543   $    522
   Portion of lease rentals representative of the interest factor            8          6          7          6         31
                                                                      --------   --------   --------   --------   --------

     Total fixed charges                                              $    349   $    327   $    424   $    549   $    553
                                                                      ========   ========   ========   ========   ========

Ratio of earnings to fixed charges                                        7.88       5.57       4.72       5.81       2.61
=================================================================     ========   ========   ========   ========   ========

(a) Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b) Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.